ANVIA HOLDINGS CORPORATION

8383 Wilshire Blvd, Suite 800

Beverly Hills, California, CA 90209

+614 3922 2377

September 14, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Anvia Holdings Corporation
Registration Statement on Form S-1
File No. 333-217583

To the Securities and Exchange Commission:

Anvia Holdings Corporation has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. No. 333-217583).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 10:00 am EST on September 19, 2017 or as soon as practicable thereafter.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Ali Kasa
Chief Executive Officer
ANVIA HOLDINGS CORPORATION